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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 9) *



                         Liberte' Investors Inc. F/K/A
                           Liberte' Investors F/K/A
                      Lomas & Nettleton Mortgage Investors
                      ------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                  530154-10-3
                                 ------------
                                (CUSIP Number)

                Edward W. Rose, III, Willowwood Partners, L.P.
              500 Crescent Court, Suite 250, Dallas, Texas  75201
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                AUGUST 16, 1996
            -------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS AMENDMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement [].  (A fee is
not required only if the reporting person:   (1) has a previous statement on
file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO. 530154-10-3                             Page 2 of 10 Pages
- ------------------------                          ------------------

- --------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Willowwood Partners, L.P.
         75-2338632
- --------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [_]
                                                             (b) [X]
- --------------------------------------------------------------------------------

3        SEC USE ONLY

- --------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

         AF
- --------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
- --------------------------------------------------------------------------------
                             SOLE VOTING POWER
       NUMBER OF       7
         SHARES              0
                    -----------------------------------------------------------
      BENEFICIALLY     8     SHARED VOTING POWER

        OWNED BY             976,164
                    -----------------------------------------------------------
          EACH         9     SOLE DISPOSITIVE POWER

       REPORTING             0
                    ----------------------------------------------------------
         PERSON       10     SHARED DISPOSITIVE POWER

          WITH               976,164

- -------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         976,164
- -------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [X]

- -------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.8%
- -------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO. 530154-10-3                             Page 3 of 10 Pages
- ------------------------                          ------------------

- --------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Edward W. Rose III
         ###-##-####
- --------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [_]
                                                             (b) [X]
- --------------------------------------------------------------------------------

3        SEC USE ONLY

- --------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

         AF
- --------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
- --------------------------------------------------------------------------------
                             SOLE VOTING POWER
       NUMBER OF       7
         SHARES              0
                    -----------------------------------------------------------
      BENEFICIALLY     8     SHARED VOTING POWER

        OWNED BY             976,164
                    -----------------------------------------------------------
          EACH         9     SOLE DISPOSITIVE POWER

       REPORTING             0
                    ----------------------------------------------------------
         PERSON       10     SHARED DISPOSITIVE POWER

          WITH               976,164

- -------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         976,164
- -------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [X]

- -------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.8%
- -------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO. 530154-10-3                             Page 4 of 10 Pages
- ------------------------                          ------------------

- --------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lela Helen Rose Trust
         75-6261476
- --------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [_]
                                                             (b) [X]
- --------------------------------------------------------------------------------

3        SEC USE ONLY

- --------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

         OO
- --------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
- --------------------------------------------------------------------------------
                             SOLE VOTING POWER
       NUMBER OF       7
         SHARES              0
                    -----------------------------------------------------------
      BENEFICIALLY     8     SHARED VOTING POWER

        OWNED BY             10,000
                    -----------------------------------------------------------
          EACH         9     SOLE DISPOSITIVE POWER

       REPORTING             0
                    ----------------------------------------------------------
         PERSON       10     SHARED DISPOSITIVE POWER

          WITH               10,000

- -------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         10,000
- -------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [X]

- -------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
- -------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO. 530154-10-3                             Page 5 of 10 Pages
- ------------------------                          ------------------

- --------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William Edward Rose Trust
         75-6261475
- --------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [_]
                                                             (b) [X]
- --------------------------------------------------------------------------------

3        SEC USE ONLY

- --------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

         OO
- --------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
- --------------------------------------------------------------------------------
                             SOLE VOTING POWER
       NUMBER OF       7
         SHARES              0
                    -----------------------------------------------------------
      BENEFICIALLY     8     SHARED VOTING POWER

        OWNED BY             10,000
                    -----------------------------------------------------------
          EACH         9     SOLE DISPOSITIVE POWER

       REPORTING             0
                    ----------------------------------------------------------
         PERSON       10     SHARED DISPOSITIVE POWER

          WITH               10,000

- -------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         10,000
- -------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [X]

- -------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
- -------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO. 530154-10-3                             Page 6 of 10 Pages
- ------------------------                          ------------------

- --------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Evelyn P. Rose
- --------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [_]
                                                             (b) [X]
- --------------------------------------------------------------------------------

3        SEC USE ONLY

- --------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

         AF
- --------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
- --------------------------------------------------------------------------------
                             SOLE VOTING POWER
       NUMBER OF       7
         SHARES              0
                    -----------------------------------------------------------
      BENEFICIALLY     8     SHARED VOTING POWER

        OWNED BY             20,000
                    -----------------------------------------------------------
          EACH         9     SOLE DISPOSITIVE POWER

       REPORTING             0
                    ----------------------------------------------------------
         PERSON       10     SHARED DISPOSITIVE POWER

          WITH               20,000

- -------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         20,000
- -------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [X]

- -------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1%
- -------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

               Willowwood Partners, L.P., a limited partnership organized under the Delaware Revised Limited Partnership Act (the "Partnership"), and certain other persons hereby supplement and amend their Statement on
     Schedule 13D originally filed on August 8, 1990, as previously amended on October 23, 1990, June 5, 1991, September 3, 1991, January 7, 1992, April 6, 1992, September 22, 1994, February 24, 1995 and February 9, 1996 (the "Schedule 13D"), with respect to their beneficial ownership of Shares of Beneficial Interest without par value of Liberte Investors f/k/a Lomas & Nettleton Mortgage Investors.

          On or about August 16, 1996 (i) Liberte Investors reorganized from a Massachusetts business trust into a Delaware corporation and became known as Liberte Investors Inc., and (ii) Liberte Investors Inc. issued 8,102,439 newly issued shares of Common Stock to Hunter's Glen/Ford, Ltd. ("Hunter's Glen/Ford") representing 40% of the 20,256,097 shares of Common Stock outstanding. This Amendment is being filed to reflect the fact that as a result of the issuance of shares of Common Stock to Hunter's Glen/Ford, the Partnership and the other persons filing the Schedule 13D collectively own less than 5% of the outstanding Common Stock of Liberte Investors Inc. Except as amended herein, the Schedule 13D remains unchanged from the
     Schedule 13D as amended to date.

          Capitalized terms not defined herein have the meanings ascribed to them in the Schedule 13D.

     Item 1.    Security and Issuer.
                -------------------
               --Item 1 of Schedule 13D is hereby amended to read in its entirely as follows:

               This statement relates to the shares of Common Stock (the "Shares") of Liberte Investors Inc. f/k/a Liberte Investors f/k/a Lomas & Nettleton Mortgage Investors (the "Issuer"). The address of the principal executive offices of the Issuer is 600 N. Pearl Street, Suite 420, LB #168, Dallas, Texas 75201.

     Item 5.    Interest in Securities of the Issuer.
                ------------------------------------
               --Section (a) of Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

                               Page 7 of 10 Pages

               (a) The Partnership beneficially owns a total of 976,164 Shares, constituting approximately 4.8% of the 20,256,097 Shares outstanding after the issuance of the shares to Hunter's Glen/Ford according to the Issuer's Proxy Statement/Prospectus dated July 3, 1996. Each of the persons listed on Schedule D hereto beneficially owns the number of Shares and the approximate percentage of Shares outstanding set forth opposite such person's name on Part II of Schedule D. All persons on whose behalf this
     Schedule 13D is filed beneficially owned an aggregate of 996,164 Shares, or 4.9% of all Shares outstanding. Each of the persons listed on Schedule D hereto and the Partnership declare that the filing of this Schedule 13D shall not be construed as an admission that he, she or it is, for purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of all of the securities covered by this Schedule 13D. Each of the persons listed on Schedule D hereto and the Partnership disclaim beneficial ownership of all of the Shares covered by this Schedule 13D except for the Shares actually owned by such person.

               Mr. Enloe may be deemed to be the indirect beneficial owner of Shares held by him or for his wife by or in retirement plans, and Mr. Enloe is a director of LNH REIT, Inc. which entity holds a substantial amount of Shares. The Partnership also disclaims beneficial ownership of all of such Shares.

               --Section II of Schedule D to this Schedule 13D is hereby amended as follows:

                                   Section II
                                   ----------

                                                              Aggregate
                                Number of     Percentage   Purchase Price    Source of
                                  Shares          of         (including     Funds Used
                               Beneficially   all Shares      brokerage       to Make
            Name                  Owned      Outstanding    commissions)     Purchases
- -----------------------------  ------------  ------------  ---------------  -----------
Edward W. Rose    III /2,3/     976,164 /1/          4.8%   $3,263,898.03      (A)
Lela Helen Rose Trust            10,000 /1/          0.0%   $   33,218.70      (B)
William Edward Rose Trust        10,000 /1/          0.0%   $   33,218.70      (B)
Evelyn P. Rose /4/               20,000 /1/          0.1%   $   66,437.40      (C)

- ---------------------------------------------------------------------------------------

                               Page 8 of 10 Pages

- -----------------------------

          /1/  Shared voting and dispositive power.
          /2/ Represents 976,164 Shares beneficially owned by the Partnership. /3/ Does not include 20,000 Shares held by Mr. Rose's wife as trustee of trusts for the benefit of their children.
          /4/ Represents shares held by Ms. Rose as trustee of the Lela Helen Rose Trust and the William Edward Rose Trust. Does not include Shares held by spouse.


          (A)  From the Partnership.
          (B)  From funds owned by the Trust.
          (C)  From the Lela Helen Rose Trust and the William Edward Rose Trust.



               --Section (e) of Item 5 of the Schedule 13D is hereby amended to add the following sentence:

               As a result of the issuance of the 8,102,439 shares of Common Stock by the Issuer to Hunter's Glen/Ford on August 16, 1996, the ownership of the persons reporting on this Schedule 13D dropped to 4.9%.

                               Page 9 of 10 Pages

                                   SIGNATURES
                                   ----------

          After reasonable inquiry and to the best of such person's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date:     September 4, 1996

                                    WILLOWWOOD PARTNERS, L.P.

                                    By:  CARDINAL PORTFOLIOS COMPANY,
                                         General Partner

                                         By:     *
                                            ------------------------------------
                                                 Edward W. Rose III, Owner


                                           *
                                      ------------------------------------------
                                      Edward W. Rose III


                                      /s/ Marshall B. Payne
                                      ------------------------------------------
                                      Marshall B. Payne


                                           *
                                      ------------------------------------------
                                      Evelyn P. Rose

                                      LELA HELEN ROSE TRUST

                                       By:   *
                                       -----------------------------------------
                                               Evelyn P. Rose, Trustee


                                       WILLIAM EDWARD ROSE TRUST

                                       By:   *
                                       -----------------------------------------
                                               Evelyn P. Rose, Trustee


                                       *By:   /s/ Debbie Crady
                                        ----------------------------------------
                                               Debbie Crady, Attorney-in-Fact

                              Page 10 of 10 Pages